

**DIVISION OF
INVESTMENT MANAGEMENT**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 10, 2021

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 2113
File Nos. 333-253084 and 811-03763

Dear Mr. Fess:

On February 12, 2021, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2113, a unit investment trust that consists of the Consumer Innovation Portfolio, Series 1 (the "trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary – Principal Investment Strategy (Page 2)

1.   The second paragraph of this section states that "[t]he trust *may* invest in U.S.-listed common stocks, which may include the common stocks of U.S. and non-U.S. companies." (Emphasis added.) Please revise this sentence to state that "[t]he trust *will* invest in U.S.-listed common stocks, which may include the common stocks of U.S. and non-U.S. companies."

2.   Please explain to us whether the trust will invest in emerging market companies. If so, and it is a principal investment strategy of the trust, please so disclose in this section and provide appropriate risk disclosure.

Investment Summary – Security Selection (Page 3)

3.   The second sentence of the first paragraph of this section states the sponsor begins with a universe of approximately 100-125 securities. Please disclose how the sponsor selects the initial universe of securities, *e.g.*, selected from the S&P 500 index.

4.   The first four bullet points of this section use the word "may" in discussing the selection criteria. Since the sponsor "may" or "may not" apply each criteria, the security selection discussion is discretionary and does not specifically describe the process. Please explain to us why a discretionary selection process is consistent with the disclosure that the security selection is a "disciplined process." We may have additional comments based on your response.

5.   The last bullet point in this section states that the sponsor favors companies that possess a "strong competitive position" among their domestic and global peers. Please disclose examples of the criteria used by the sponsor in determining whether a company has a "strong competitive position."

GENERAL COMMENTS

6.   Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

7.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us, and briefly state the basis for your position.

<center>* * * * * * *</center>

In closing, we remind you that the trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ *Edward P. Bartz*

Edward P. Bartz
Senior Counsel

cc: Michael J. Spratt, Assistant Director
         Michael J. Shaffer, Branch Chief